Exhibit 99.1

ObsEva SA Announces that Shareholders Approved all Board Proposals at its 2020 Annual General Meeting held on June 9, 2020

Geneva, Switzerland and Boston, MA – June 9, 2020 - ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced that shareholders approved all Board proposals at its 2020 Annual General Meeting held on June 9, 2020.

The approved items are as follows:

1.	Shareholders approved the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2019

2.	Shareholders granted discharge to the Members of the Board of Directors and to the Executive Committee for year 2019

3.	Shareholders approved the proposed appropriation of the Financial Results for year 2019

4.	Shareholders approved the proposed re-elections to the Board of Directors and re-election of the Chairman of the Board of Directors

5.	Shareholders approved the proposed re-elections to the Compensation Committee

6.	Shareholders approved the re-election of PricewaterhouseCoopers SA as ObsEva SA's Auditors and Independent Registered Public Accounting Firm

7.	Shareholders approved the re-election of Perréard de Boccard SA as Independent Representative

8.	Shareholders approved the proposed compensation of the Board of Directors and the Executive Committee

9.	Shareholders approved the proposed increase of ObsEva SA's Authorized Share Capital

10.	Shareholders approved the proposed increase of ObsEva SA's Conditional Share Capital for Equity Plans

11.	Shareholders approved the proposed change to ObsEva SA’s Equity Incentive Plan

For a detailed agenda, including items submitted to shareholders’ vote and related proposals of the Board of Directors, please refer to the full invitation, which may be found in the Investors / General Meetings section of the company’s website www.ObsEva.com.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving ET outcomes following IVF. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Vice President, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile